UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

           ☒ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended                                                                                                           December 31, 2010

           ☐TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                                                                       to

Commission file number 001-07283

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

REGAL BELOIT CORPORATION RETIREMENT SAVINGS PLAN
200 State Street
Beloit, Wisconsin 53511

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

REGAL BELOIT CORPORATION
200 State Street
Beloit, Wisconsin 53511

REQUIRED INFORMATION

The Regal Beloit Corporation Retirement Savings Plan (“Plan) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto is a copy of the most recent financial statements and schedule of the Plan prepared in accordance with the financial reporting requirements of ERISA.

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

Financial Statements as of and for the Years
Ended December 31, 2010 and 2009,
Supplemental Schedule as of December 31, 2010
and Report of Independent Registered Public Accounting Firm

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits - December 31, 2010 and 2009	2

Statements of Changes in Net Assets Available for Benefits - Years Ended December 31, 2010 and 2009	3

Notes to Financial Statements	4-11

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2010	13

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Regal Beloit Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Regal Beloit Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Milwaukee, WI
June 29, 2011

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS:
Cash and cash equivalents	$212,536	$525,320
Investments, at fair value:
Mutual Funds	101,808,768	101,550,884
Common Collective Trust Funds	54,215,496	41,521,474
Pooled separate account	-	155,268
Investment in Regal Beloit Corporation Common Stock	27,786,380	21,535,051

Total investments	183,810,644	164,762,677

Receivables:
Employer contributions	415,298	94,997
Participant contributions	299,297	226,444
Notes Receivable	4,173,132	3,685,109
Accrued interest and dividends	6,108	202,886

Total receivables	4, 893,835	4, 209,436

Total assets	188,917,015	169,497,433

LIABILITIES:
Due to brokers	-	380,603
Accrued administrative fees	3,100	3,100

Total liabilities	3,100	383,703

NET ASSETS AVAILABLE FOR BENEFITS AT
FAIR VALUE	188,913,915	169,113,730

Adjustments from fair value to contract value for fully
benefit-responsive investment contracts	(866,847)	419,409

NET ASSETS AVAILABLE FOR BENEFITS	$188,047,068	$169,533,139
See notes to financial statements.

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
CONTRIBUTIONS:
Employer contributions	$5,062,129	$4,287,411
Participant contributions	10,496,445	10,357,715
Participant rollovers	297,521	245,577
Total contributions	15,856,095	14,890,703

INVESTMENT INCOME:
Net appreciation in fair value of investments	18,805,832	25,080,233
Interest and dividend income	3,228,409	3,467,616

Total investment income	22,034,241	28,547,849

DEDUCTIONS:
Benefits paid to participants	19,295,235	14,248,160
Administrative fees	81,172	74,009

Total deductions	19,376,407	14,322,169

NET INCREASE	18,513,929	29,116,383

Transfers in from other Plans	-	226,922

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	169,533,139	140,189,834

End of year	$188,047,068	$169,533,139
See notes to financial statements.

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2010 AND 2009

1.	DESCRIPTION OF PLAN

The following description of the Regal Beloit Corporation Retirement Savings Plan (the “Plan”) is provided for general information purposes only.  More complete information regarding the Plan’s provisions may be found in the Plan document.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

General – The Plan is a defined contribution plan which allows eligible employees to defer compensation as permitted under Section 401(k) of the Internal Revenue Code (the “IRC”). The Plan covers substantially all US based employees of Regal Beloit Corporation (the “Company”).

Plan Administration – On December 1, 2010 Wells Fargo Institutional Retirement and Trust (the “Trustee”) became the trustee, custodian, and recordkeeper for the Plan.  Prior to December 1, 2010, Marshall & Ilsley Trust Company was the trustee, custodian, and record keeper for the Plan.  Principal Financial Group was the trustee of the pooled separate account the Plan invested in until 2010.  Overall responsibility for administering the Plan rests with the Administrative Committee.

Contributions – Eligible employees can contribute an amount of up to 100% of eligible compensation as defined by the Plan subject to certain limitations under the IRC.  The Plan also allows “catch-up” contributions for those participants age 50 or over, in addition to the actual deferral amount.

Participating non-union Regal Beloit Corporation employees receive an employer match contribution equal to 100% of the first 1% contributed by the employee and a 50% match on the next 5% percent of the employee’s deferral.

Employees who were previously participating in the Regal Beloit Corporation Value Added Plan and Deferred Compensation Plan receive an additional 2% contribution of their qualifying annual salary each year.

Employees who participated in the RBC Manufacturing Corporation Salaried Employees’ Pension Plan and had 10 or more years but fewer than 20 years of vesting service receive an additional contribution of 1% of their qualifying annual salaries.  Employees with 20 or more years but fewer than 25 years of vesting service receive an additional contribution of 2% of their qualifying annual salaries.

For Wausau employees represented by Local 1791 I.B.E.W., the Company makes a matching contribution of 50% of a participant’s deferral up to 5% of pretax eligible income, if hired before September 1, 2007 and if hired on or after September 1, 2007, the Company makes a 50% matching contribution of the participant’s deferral up to 6% of pretax annual eligible income.  For employees represented by Teamsters 662, the Company makes a 50% matching contribution of the participant’s deferral up to 5% of pretax annual eligible income.  For Bowling Green employees represented by Local 1076 I.B.E.W., the Company makes a matching contribution of 50% of a participant’s deferral up to 5% of pretax annual eligible income.  Production employees of Hub City receive a Company match of 50% of the participant’s deferral up to 4% of pretax annual eligible income through April 13, 2009 and effective April 13, 2009 a match of 50% up to 5% of a participant’s deferral.

The Plan has implemented the Automatic Enrollment feature as allowed pursuant to the Pension Protection Act of 2007.  This auto enrollment is applicable to all employees newly eligible to participate in the Plan.  These participants are auto enrolled for a 3% payroll deferral.  These contributions are defaulted in the Vanguard Lifestyle fund based on the employee’s age absent an investment fund election.

Vesting – Participants at all times have a fully vested interest in individual contribution accounts.  Company matching and discretionary contributions are subject to a two year cliff vesting.  Corporate and Mechanical Group Profit Sharing balances and Added Value Nonelective Contribution balances have a six year step vesting.  All participant accounts become fully vested at the time of death or disability.  Effective April 2, 2009, employees at the Eldon and Brownsville facilities became 100% vested in Company contributions due to the plants closing.  A partial plan termination occurred during 2009 and all affected participants who terminated from service between October 1, 2008 and December 31, 2009 became fully vested.

Forfeited Accounts – At December 31, 2010 and 2009 forfeited nonvested accounts totaled $89,199 and $149,199, respectively.  In the event of a forfeited account, the forfeitures are used to reduce employer contributions in the Plan year following the Plan year in which the forfeitures occur. Forfeitures used during 2010 and 2009 were $149,199 and $202,986, respectively.

Benefit Payments – Participants may withdraw their account balance upon retirement, death, disability, termination of employment, or attainment of age 59-1/2.  Participants having any immediate and heavy financial hardship without any other source of funds may request a hardship withdrawal of their 401(k) contributions.  Participant’s vested and nonforfeitable balances will be distributable to the participant upon termination of employment if the balance is less than $1,000.  If the vested balance exceeds $1,000, but it is less than $5,000, the Plan must transfer to an Individual Retirement Account unless the participant elects to receive a distribution.  If the vested balance exceeds $5,000, distribution will be made only if the participant consents.

Participant Accounts – Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contribution, any Company matching contribution, allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses.  Allocations are based on participant earnings or account balances, as defined in the Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options – Participants are able to change their investment options in 1% increments, 12 times per quarter.  A complete listing of investment options is available in the attached supplemental schedule: Schedule of Assets (Held at End of Year).

Notes Receivable – The Plan permits a participant to borrow from his or her individual account an amount limited to 50% of the vested account balance, up to $50,000.  The minimum loan amount is $1,000.  Interest at prevailing market rates (ranging from 3.25% to 9.50% as of December 31, 2010 and 3.25% to 8.75% as of December 31, 2009) is charged on the loan.  Only one loan is allowed at any time, and the maximum term is five years, unless the loan is used for the acquisition of the participant’s primary residence, for which the term of the loan may be extended beyond the five year period.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

New Accounting Pronouncements – In September 2010, the Financial Accounting Standards Board (FASB) issued authoritative guidance which requires loans to participants by defined contribution pension plans to be classified as notes receivable from participants instead of plan investments.  The guidance requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest.  The guidance is effective for all fiscal years ending after December 15, 2010 and should be applied retrospectively to all prior periods presented.  The Plan adopted this guidance as of December 31, 2010 and made the required changes to its financial statements.

In January 2010, the FASB issued authoritative guidance which adds new fair value measurement disclosure requirements for Level 1 and 2 measurements, separate disclosures of purchases, sales, issuances and settlements relating to Level 3 measurements and clarification of existing fair value disclosures.  The guidance is effective for periods beginning after December 31, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which will be effective for fiscal years beginning after December 31, 2010.  The Plan adopted the guidance effective for the periods beginning after December 31, 2009 on January 1, 2010 with no impact to the financial statements of the Plan.  The guidance effective for fiscal years beginning after December 31, 2010 is not expected to have a material impact on the financial statements upon its adoption.

Use of Accounting Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting periods.  Actual results could differ from these estimates.

Risks and Uncertainties – The Plan invests in various investment instruments, including mutual funds, a common collective trust and Company common stock.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value.  Shares of stock and mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.  Common collective trust funds and pooled separate accounts are stated at fair value as determined by the issuer of the common collective trust or pooled separate funds based on the fair market value of the underlying investments.  Common collective trust funds with underlying investments in benefit-responsive investment contracts are valued at fair value of the underlying investments and then adjusted by the issuer to contract value.  Participant loans are valued at the outstanding loan balances.

The Wells Fargo Stable Return Fund is a stable value fund.  The Wells Fargo Stable Return Fund is primarily invested in traditional and synthetic guaranteed investment contracts.  Prior to December 1, 2010 the Plan invested in the M&I Stable Principal Fund.  The M&I Stable Principal Fund is a stable value fund.  The M&I Stable Principal Fund is primarily invested in traditional and synthetic guaranteed investment contracts.  Traditional contracts are typically issued by insurance companies or banks and are essentially nonmarketable deposits with the issuing entity.  The issuer is contractually obligated to repay the principal and stated interest.  The repayment of a traditional contract is the sole responsibility of the issuing entity.  In the case of a synthetic guaranteed investment contract, the fund purchases high-quality debt obligations and enters into contractual arrangements with third parties to provide a guarantee of book (contract) value and specified interest.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

In accordance with Financial Accounting Standards Board Staff Position, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the

statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value.  The statement of changes in net assets available for benefits is presented on a contract value basis and is not affected by the FSP.  Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Benefit Payments – Benefit payments to participants are recorded when paid.  There were no amounts payable to participants who elected to withdraw from the Plan but had not been paid at December 31, 2010.   At December 31, 2009 the amount was $86,192.

Administrative Expenses – The Plan pays all administrative expenses.

Plan Termination – The Company may terminate the Plan at any time.  Distribution upon termination or complete discontinuance of contributions will be made in a manner selected by the Trustee.  Presently, the Company has no intention to terminate the Plan.  In the event that the Plan is terminated, participants would become 100% vested in their accounts.

Subsequent events – The Plan adopted ASC 855, Subsequent Events, which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued available to be issued if not widely distributed.

For the year ended December 31, 2010, subsequent events were evaluated through June 29, 2011, the date the financial statements were issued.

3.	INVESTMENTS

The following presents investments that represent five percent or more of the Plan’s net assets as of December 31, 2010 and 2009.  All investments are participant directed.
	2010	2009
Wells Fargo Stable Return Fund*	$40,258,206	$-

Regal Beloit Corporation Common Stock*	27,786,380	21,535,051

Dodge & Cox Balanced Fund	20,068,295	19,856,257

Pimco Total Return Fund	13,957,290	-

Vanguard Institutional Index Fund	13,143,089	11,943,620

American Growth Fund of America	11,530,694	-

*Represents a party-in-interest

During the years ended December 31, 2010 and 2009, the Plan’s investments (including gains and losses in investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:
	2010	2009

Regal Beloit Corporation Common Stock*	$6,385,147	$6,456,937
Common Collective Trust Funds*	5,605	-
Pooled Separate Account*	7,570	(71,654)
Mutual Funds	12,407,510	18,694,950
	$18,805,832	$25,080,233
*Represents a party-in-interest.

4.	PLAN INVESTMENT CLASSIFICATIONS

In accordance with the Financial Accounting Standards Board’s statement on Fair Value Measurements, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets, Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available, and Level 3, which refers to securities valued based on significant unobservable inputs.  As required by the statement on Fair Value Measurements, at December 31, 2010 and December 31, 2009, the Plan’s portfolio investments were classified as follows based on fair values:

	Assets Held Inside the Plan Fair Value Measurements at Reporting Date Using
	12/31/2010	Level 1	Level 2	Level 3
Registered investment companies:
U.S. equity funds	$72,971,663	$72,971,663	$-	$-
International equity funds	8,768,810	8,768,810	-	-
Balanced funds	20,068,295	20,068,295	-	-
Common collective trust funds:
Fixed income funds	54,215,496	-	54,215,496	-
Regal Beloit Corporation Common Stock	27,786,380	27,786,380	-	-
Money market funds	212,536	212,536	-	-
Total	$184,023,180	$129,807,684	$54,215,496	$-

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2010:

Pooled separate account
Balance, December 31, 2009	$155,268
Gains and disbursements (net)	4,465
Transfers out	(159,733)
Balance, December 31, 2010	$-

	Assets Held Inside the Plan Fair Value Measurements at Reporting Date Using
	12/31/2009	Level 1	Level 2	Level 3
Registered investment companies:
U.S. equity funds	$59,635,494	$59,635,494	$-	$-
International equity funds	8,753,717	8,753,717	-	-
Balanced funds	19,856,257	19,856,257	-	-
Fixed income funds	13,305,416	13,305,416	-	-
Common collective trust funds:
Fixed income funds	41,521,474	-	41,521,474	-
Regal Beloit Corporation Common Stock	21,535,051	21,535,051	-	-
Money market funds	525,320	525,320	-	-
Pooled separate account	155,268	-	-	155,268
Total	$165,287,997	$123,611,255	$41,521,474	$155,268

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

Pooled separate account
Balance, December 31, 2008	$-
Transfers in	226,922
Unrealized losses	(71,654)
Balance, December 31, 2009	$155,268

The following table summarizes the fair value measurements of investments held in the Plan that were calculated using a net asset value per share:

Fair Value Estimated Using Net Asset Value per Share
December 31, 2010
Redemption
		Unfunded	Redemption	Notice
Investment	Fair Value	Commitment	Frequency	Period

Common collective trust funds (a)	$54,215,496	$-	Immediate	None

	$54,215,496	$-

(a)
This category includes investments in the Wells Fargo Stable Return Fund and the Pimco Total Return Fund.  The Wells Fargo Stable Return Fund invests in securities and intermediate-term dollar bonds to obtain a high level of current income to the extent consistent with the preservation of capital and maintenance of liquidity.  The Pimco Total Return Fund invests in a diversified portfolio of fixed income instruments to seek maximum total return with preservation of capital and prudent investment management

5.	PARTICIPANT ACCOUNTING

Participant recordkeeping is performed by Wells Fargo Institutional Retirement and Trust (Wells Fargo) as of December 1, 2010.  Prior to December 1, 2010 participant recordkeeping was performed by Marshall & Ilsley Trust Company (“M&I”).  For all investment programs other than the Regal Beloit Corporation Unitized Stock Fund (the “Fund”), Wells Fargo maintains participant balances on a share method.  Participant investments in the Fund are accounted for on a unit value method.  The unit value for the Fund is computed based on the share price, dividend information, and the value of the Fund’s short term investments.  At December 31, 2010 and 2009, the Plan held 334,367 units and 340,131 units, respectively, of the Fund.  The Fund invests in shares of Regal Beloit Corporation common stock and held 416,213 shares and 414,614 shares at December 31, 2010 and 2009, respectively.  In addition to Regal Beloit Corporation common stock, the Fund also invests in the Wells Fargo Short Term Investment Fund.  Dividend income recorded by the fund for the years ended December 31, 2010 and 2009 was $207,001 and $285,853, respectively.

6.	INCOME TAX STATUS

The Plan received a favorable IRS determination letter from the IRS on June 3, 2010.  The Plan has been amended since receiving the determination letter.  The Company and Plan’s management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the United States Internal Revenue Service.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and a common collective trust fund that were managed by Marshall & Ilsley Trust Company are now managed by Wells Fargo Institutional Retirement and Trust and are shares of a pooled separate account managed by Principal Financial Group (Principal).  Wells Fargo is the current trustee of the Plan and M&I and Principal were the former trustees of the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.  Fees paid by the Plan for investment management and recordkeeping service are included as a reduction of the return earned by each fund.  In addition, the Plan invests in securities of the Company.  These transactions are not considered prohibited transactions by statutory exemption under ERISA regulations.

8.	SUBSEQUENT EVENTS

On December 23, 2010, the Company acquired Unico, Inc.  As a result of the transaction, the Unico, Inc. Employees’ Profit Sharing Plan, with participant balances of $31,407,420, was merged into the Plan in April 2011 and the Unico, Inc. Employee Stock Ownership Plan, with participant balances of $17,365,434, was merged into the Plan in March 2011.

9.      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following table reconciles the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets available for Benefits to the Form 5500.

	Year Ended
	2010	2009
Total Net Assets Per Form 5500	$188,907,952	$169,107,767
Adjustments from fair value to contract value for fully
benefit-responsive investment contracts	(866,847)	419,409
Defaulted Loans	9,063	9,063
Accrued Administrative Fees	(3,100)	(3,100)

Net Assets Per Statement of Net Assets
Available for Benefits	$188,047,068	$169,533,139

	Year Ended
	2010
Net Increase Per Form 5500	$19,800,185

Adjustments from fair value to contract value for fully
benefit-responsive investment contracts	(1,286,256)

Net Increase Per Statements of Changes in Net Assets
Available for Benefits	$18,513,929
* * * * * *

SUPPLEMENTAL SCHEDULE

FURNISHED PURSUANT TO

DEPARTMENT OF LABOR’S RULES AND REGULATIONS

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2010

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Fair Value
Wells Fargo Short Term Investment Fund*	Money Market	$212,536

Wells Fargo Stable Return Fund*	Common Collective Trust Fund	40,258,206

Regal Beloit Corporation Common Stock*	Common Stock	27,786,380

Dodge & Cox Balanced Fund	Mutual Fund	20,068,295

Pimco Total Return Fund	Common Collective Trust Fund	13,957,290

Vanguard Institutional Index FD	Mutual Fund	13,143,089

American Growth Fund of America	Mutual Fund	11,530,694

Baron Asset FD Growth/Income FD	Mutual Fund	8,668,259

Goldman Sachs Mid Cap Value Fund	Mutual Fund	8,059,636

Dodge & Cox International Stock FD	Mutual Fund	7,156,530

Eagle Mid Cap Stock Fund Cl A	Mutual Fund	6,487,255

Allianz NFJ Dividend Value Fund	Mutual Fund	6,326,250

Vanguard Target Retirement 2015 FD	Mutual Fund	5,109,559

Wells Fargo Advantage Small Cap FD	Mutual Fund	4,332,705

Vanguard Target Retirement 2025 FD	Mutual Fund	4,061,501

Vanguard Target Retirement 2005 FD	Mutual Fund	2,102,842

Vanguard Target Retirement 2035 FD	Mutual Fund	1,952,690

Artisan International FD	Mutual Fund	1,612,280

Vanguard Target Retirement 2045 FD	Mutual Fund	1,197,183

Notes Receivable (Interest rates ranging from 3.25% to 9.50%, maturing through 10/31/2020)*	Notes Receivable	4,173,132
TOTAL ASSETS (HELD AT END OF YEAR)		$188,196,312
*Represents a party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	June 29, 2011	REGAL BELOIT CORPORATION RETIREMENT SAVINGS PLAN

		By:	REGAL BELOIT CORPORATION RETIREMENT SAVINGS PLAN ADMINISTRATIVE COMMITTEE

		By:	/s/Charles A. Hinrichs
Charles A. Hinrichs Vice President, Chief Financial Officer

EXHIBIT INDEX

REGAL BELOIT CORPORATION RETIREMENT SAVINGS PLAN

FORM 11-K

FOR THE YEAR ENDED DECEMBER 31, 2010

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 33-25233, 333-48789, 333-48795, 333-48815, 333-108092 and 333-155298 on Form S-8 of Regal Beloit Corporation of our report dated June 29, 2011, relating to the financial statements and supplemental schedule of the Regal Beloit Corporation Retirement Saving Plan, appearing in this Annual Report on Form 11-K of Regal Beloit Corporation Retirement Savings Plan for the year ended December 31, 2010.

/s/ DELOITTE & TOUCHE LLP
Milwaukee, WI
June 29, 2011